Mail Stop 4561

May 5, 2009

By U.S. Mail and facsimile to (212) 635-1121

Thomas P. Gibbons
Chief Financial Officer
Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re:** **The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 0-52710**

Dear Mr. Gibbons:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

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2008 Annual Report

Financial Summary, page 5

1.   We note the use of various tangible common equity (TCE) measures and ratios
       within your GAAP performance measures (here and in other areas of throughout
       your annual report, e.g., your capital table on page 67 and your supplemental non-
       GAAP tables on page 80, etc.). These ratios appear to be non-GAAP measures as
       defined by Regulation G and Item 10(e) of Regulation S-K as they are not
       required by GAAP, Commission Rules, or banking regulatory requirements. To
       the extent you plan to provide these non-GAAP measures (or related ratios, if
       any) in the future, the staff notes the following:

       • To the extent these measures are disclosed in future filings with the
          Commission, you should comply with all of the requirements in Item 10(e) of
          Regulation S-K, including clearly labeling the measures as non-GAAP
          measures and complying with all of the disclosure requirements.
       • To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-
          Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of
          Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
       • To the extent you disclose or release publicly any material information that
          includes a non-GAAP measure, you should be cognizant of the requirements
          in Regulation G to label the measure as non-GAAP and provide a
          reconciliation to the most closely comparable GAAP measure.

2.   In addition to our comment above, we note you provide other non-GAAP
       performance measures that appear to eliminate the effects of recurring items,
       particularly amortization, M&I expenses, restructuring charges, and securities
       write-downs. It seems that the effects of such adjustments could more readily be
       discussed within the context of a GAAP based MD&A. Further, it is not clear
       how you have provided the required disclosures of Item 10(e) of Regulation S-K
       (see also the related Frequently Asked Questions Regarding the Use of Non-
       GAAP Financial Measures prepared by Staff Members in the Division of
       Corporation Finance). Please advise, or revise your future filings to remove all
       such references to the non-GAAP measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Servicing Segment

Results of Operations, page 33

3.   We note your recorded $38m noninterest expense as a result of an operational error. In an effort to provide greater transparency surrounding this error, please tell us and provide the following in future filings:

- Explain the circumstances (or causal factors) of this error;
- Clarify who identified the error;
- Identify when the error occurred and when it was brought to management's attention; and
- Tell us if and when the error was discussed with your audit committee and independent auditor.

Critical Accounting Estimates

Other-than-temporary Impairment, page 44

4.   We note you adjusted your modeling assumptions (default rates and loss severity) on your RMBS. Please address the following:

- Tell us and disclose the historical rates and adjusted rates used in your modeling and quantify the impact of the adjustments; and
- Provide us with, and disclose in future filings, sensitivity surrounding your default rates and loss severity estimates (and any other significant assumptions used).

Investment Securities, page 48

5.   To help us better understand your assessment of OTTI for your investment securities, please tell us the amount and types of securities under each of your impairment models (i.e. those assessed under SFAS 115, EITF 99-20, etc.).

6.   We note the tabular presentation of your watch list securities. As applicable, please tell us the following for the investments with credit ratings in the "Other" category as of December 31, 2008 and March 31, 2009:

- the specific issuer and name of security held;
- for each security, clearly distinguish the type of underlying issuer (i.e. community banks, thrifts, insurance companies, REITS, etc.);
- the initial and current credit rating, as applicable;
- the severity and duration of each unrealized loss; and
- how you considered the financial condition and near term prospects of each issuer, including any specific events which may have existed or occurred previously which influenced your decision not to record an other-than-temporary impairment.

Additionally, please tell us if there has been any events, subsequent to the filing
of   your most recent Form 10-K, that has changed your conclusion that other-than
temporary impairment does not exist. We may have additional comments upon
receipt and review of your response.

7.   We note your disclosure on page 50 regarding the life-to-date expected incurred
loss, particularly that a portion of the difference between the expected incurred
loss and the fair value loss is accreted into interest revenue over the estimated
remaining life of the security. Please address the following:

- Tell us the specific authoritative literature you are relying upon to support
your accounting treatment; and
- In regards to your table presented on page 50, quantify the amounts of interest
revenue accreted for each respective reporting period, provide additional
columns indicating the weighted average contractual life, and the weighted
average of managements best estimate of the remaining life (a tabular
presentation might be helpful here).

Financial Statements

Note to Consolidated Financial Statements

Note 18 - Shareholders' Equity, page 120

8.   Please tell us and revise your future filings to more clearly discuss the following
regarding your issuances of preferred stock and warrants to the U.S. Treasury:

- How you determined the fair value of the preferred stock and the common
stock warrants;
- The market rate (discount rate) used when deriving the fair value of the
preferred stock; and
- The methodology and assumptions used to calculate the fair value of the
common stock warrants.

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Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provides any requested information. Please file your letter on EDGAR as

correspondence.   Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact me at (202) 551-3872 or William J. Schroeder, Staff Accountant, at (202) 551-3294.

Sincerely,

Hugh West
Branch Chief